Filed pursuant to Rule 433

Registration Statement No. 333-184847

April 25, 2013

Information Supplement, dated April 25, 2013

64,166,667 Shares

Common Stock

Information Supplement to the Preliminary Prospectus, dated April 16, 2013

Before deciding to invest in the common stock, you should read the preliminary prospectus, dated April 16, 2013, in its entirety. This information supplement is qualified in its entirety by reference to the preliminary prospectus. The information herein supplements the preliminary prospectus and supersedes the information set forth therein to the extent such information is inconsistent with the information in this information supplement. The preliminary prospectus has preceded or accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/1535929/000119312513156812/d430323ds1a.htm .

ING U.S., Inc. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: (866) 718-1649, email: prospectus@morganstanley.com;

•	Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, email:prospectus-ny@ny.email.gs.com; or

•	Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 800-831-9146.

Morgan Stanley	Goldman, Sachs & Co.	Citigroup

BofA Merrill Lynch	Credit Suisse	Deutsche Bank Securities	J.P. Morgan

ING

Barclays	RBC Capital Markets	SunTrust Robinson Humphrey

Evercore Partners
Keefe, Bruyette & Woods
A Stifel Company
Raymond James
Sandler O’Neill + Partners, L.P.
Wells Fargo Securities

BNY Mellon Capital Markets, LLC	COMMERZBANK	HSBC

Mediobanca	Piper Jaffray	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

Dated April 25, 2013

Preliminary Results for the Quarter Ended March 31, 2013

We are in the process of preparing our consolidated financial statements for the quarter ended March 31, 2013. The following are preliminary estimates of the financial information listed below as of and for the three months ended March 31, 2013. Terms are used herein with the meaning ascribed to them in the preliminary prospectus dated April 16, 2013.

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Operating earnings before income taxes for the ongoing business, which comprises our Retirement Solutions, Investment Management and Insurance Solutions business lines, is expected to be between $270 million and $290 million for the three months ended March 31, 2013, compared to $264 million for the three months ended March 31, 2012, consistent with the trends discussed in the preliminary prospectus dated April 16, 2013 and reflecting continued execution on our business development and performance goals. The expected increase is primarily the result of improved results in the Retirement and Annuity segments.

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Annualized operating ROC of the ongoing business is expected to be between 7.8% and 8.1% for the three months ended March 31, 2013. Operating ROC for the ongoing business for the year ended December 31, 2012 was 7.2%. Annualized operating ROC of the ongoing business for the three months ended March 31, 2013 was favorably impacted by a $700 million to $800 million reduction in average capital for the ongoing business compared to 2012 due to recapitalization initiatives, as well as the improved operating performance discussed above. See “Business—Operating Return on Capital Goal” in the preliminary prospectus dated April 16, 2013. Operating ROC with respect to interim periods (annualized operating ROC) may not be reflective of full year operating ROC.

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Net flows for the three months ended March 31, 2013, are expected to be approximately $1.4 billion in our Retirement segment and $3.2 billion in our Investment Management segment. These flows can be volatile by quarter, so the strong net flows in the first quarter are not expected to occur every quarter. Total AUM and AUA, including market appreciation, increased to approximately $481 billion, composed of approximately $258 billion total AUM and approximately $223 billion total AUA, as of March 31, 2013.

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Our Closed Block Variable Annuity segment is expected to report a loss before income taxes of between $450 million and $495 million for the three months ended March 31, 2013, which includes $90 million to $120 million in expected losses resulting from changes in nonperformance risk, which we consider a non-economic development. The Closed Block Variable Annuity hedge program focuses on protecting regulatory and rating agency capital rather than earnings, and will generate losses when equity markets increase. The significant equity market appreciation during the first quarter of 2013, which is economically a positive development over the long term, resulted in hedge program losses. For more information about the expected range of impacts on the Closed Block Variable Annuity segment in various equity market scenarios, see “Business—Closed Blocks—Closed Block Variable Annuity—Variable Annuity Hedge Program and Reinsurance” in the preliminary prospectus dated April 16, 2013.

Although we have not completed the preparation of our statutory financial statements, we believe the hedge program performed largely in line with our expectations. On a statutory basis, we estimate that Variable Annuity Guarantee Hedge Program and CHO program losses for the three months ended March 31, 2013, were more than offset by the declines in the regulatory reserves in the period due to equity market movements. Our letter of credit requirement is not expected to materially change for the period.

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The net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2013, is expected to be approximately $190 million to $230 million. The primary drivers of our results are the positive contributions of our operating earnings before income taxes for the ongoing business as described above, which were more than offset by losses on the Closed Block Variable Annuity segment, as described above.

The estimates of consolidated financial information as of and for the three months ended March 31, 2013, presented above are preliminary and subject to completion of our financial closing procedures. Our independent registered public accounting firm has not audited, reviewed or performed any procedures, and does not express an opinion or any other form of assurance, with respect to this financial information. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments, including subsequent events, if any, that may arise between now and the time that the consolidated financial statements for this period are issued. This summary is qualified by, and should be read together with, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the related notes included in the preliminary prospectus dated April 16, 2013.